10025631

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2010
Washington, DC 122

SEC FILE NUMBER
8-51390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Trade-PMR, Inc.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1015 NW 56th Terrace
(No. and Street)

Gainesville	Florida	32605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cris Baldwin — 352-332-1938
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff
(Name - *if individual, state last, first, middle name*)

919 West State Road 436, Suite 300, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robb Baldwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or Trade-PMR, Inc., as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHARLES O. JORDAN
Commission DD 677116
Expires July 20, 2011
Bonded Thru Troy Fain Insurance 800-385-7019
ALACHUA COUNTY FLORIDA

Signature

President
Title

2/22/2010
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADE-PMR, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION	
Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission	12
Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3	13
Report on the Internal Control Structure Required by SEC Rule 17a-5 for a Broker Dealer Claiming Exemption Under SEC Rule 15c3-3	14
Agreed-Upon Procedures Report Related to Trade-PMR's SIPC Assessment Reconciliation, plus Attachment	16

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

Report of Independent Certified Public Accountants

Board of Directors and Shareholders
Trade-PMR, Inc.

We have audited the accompanying statement of financial condition of Trade-PMR, Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trade-PMR, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

February 22, 2010

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

Report of Independent Certified Public Accountants

Board of Directors and Shareholders
Trade-PMR, Inc.

We have audited the accompanying statement of financial condition of Trade-PMR, Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trade-PMR, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

February 22, 2010

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

TRADE-PMR, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets	
Current assets:	
Cash and cash equivalents	$ 265,449
Deposit with clearing broker	35,000
Receivables from clearing broker	105,771
Accounts receivable	16,325
Note receivable	4,163
Prepaid expenses and other current assets	24,275
Property, equipment and building, net of accumulated depreciation of $152,627	825,005
	$ 1,275,988
Liabilities and stockholders' equity	
Liabilities:	
Accounts payable and accrued expenses	$ 56,013
Mortgage payable	574,502
Total liabilities	630,515
Stockholders' equity:	
Common stock, $.01 par value, 10,000 shares authorized 1,656 shares issued and outstanding	17
Additional paid-in capital	739,187
Retained deficit	(93,731)
Total stockholders' equity	645,473
	$ 1,275,988

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:		
Commissions	$	1,937,452
Rebates and other fees		909,851
Interest		623
Total revenue		2,847,926
Expenses:		
Execution costs		138,347
Clearing costs		759,140
Wages and taxes		1,151,762
Other operating costs		314,136
Advertising		232,027
Occupancy		47,798
Telephone and communications		52,691
Depreciation		19,079
Interest		48,847
Total expenses		2,763,827
Net Income	$	84,099

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Capital Stock Shares	Capital Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2009	1,656	$ 17	$ 739,187	$ (177,830)	$ 561,374
Net income	-	-	-	84,099	84,099
Balance at December 31, 2009	1,656	$ 17	$ 739,187	$ (93,731)	$ 645,473

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net income	$	84,099
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		19,079
Increase or decrease in assets and liabilities:		
Increase in due from clearing broker		(19,072)
Increase in accounts receivable		(10,026)
Increase in note receivable		(4,163)
Increase in prepaid assets		(7,011)
Increase in accounts payable and accrued expenses		16,334
Total cash provided by operating activities		79,240
Cash flows from investing activities:		
Purchase of fixed assets		(32,453)
Total cash used in investing activities		(32,453)
Cash flows from financing activities:		
Payments on mortgage		(42,475)
Total cash used by financing activities		(42,475)
Net increase in cash		4,312
Cash and cash equivalents at beginning of year		261,137
Cash and cash equivalents at end of year	$	265,449
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	46,402
Cash paid during the year for income taxes	$	-

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

1. ORGANIZATION

Trade-PMR, Inc. (the "Company") was incorporated on October 30, 1998, in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company operates an office in Gainesville, Florida. The Company is an introducing broker-dealer and clears its trades through Sterne, Agee & Leach, Inc. (the "Clearing Broker"). Although the Company's Clearing Broker maintains the accounts of all customers, the Company remains contingently liable for customers who do not fulfill their obligations. The Company provides online brokerage services for investment advisors and individuals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Due from clearing broker - Due from clearing broker represents commissions and other monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual results.

Property and Equipment – Property and equipment are recorded at cost. Ordinary repairs and maintenance are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Securities transactions - Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition

Income taxes - The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company provides services to Portfolio Management & Research, Inc., an investment advisory corporation owned by a majority stockholder of the Company.

4. FAIR VALUE MEASUREMENTS

The Company has certain investments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

	Fair Value Measurement at Reporting Date Using Description			
	12/31/2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Note receivable	$ 4,163	$ -	$ -	$ 4,163
Liabilities:				
Mortgage payable	$ 574,502	$ -	$ -	$ 574,502

The following is a reconciliation of changes in Level 3 balances:

Assets:	
Beginning balance, January 1, 2009	$ -
Additions: Note receivable	4,163
Ending balance, December 31, 2009	$ 4,163
Liabilities:	
Beginning balance, January 1, 2009	$ -
Additions: Mortgage payable	574,502
Ending balance, December 31, 2009	$ 574,502

5. PROPERTY AND EQUIPMENT

Property and equipment was comprised of the following at December 31, 2009:

Computers	$ 89,831
Software	86,511
Office furniture	41,290
Building	760,000
	977,632
Less: accumulated depreciation	152,627
	$ 825,005

Depreciation expense for the year ended December 31, 2009 was $19,079.

6. DEBT

During January 2007, the Company purchased a building for $760,000. The Company entered into a mortgage note with a bank for $646,000 and made a downpayment of $114,000. The terms of the note were principal and interest payments of $5,047 for fifty-nine (59) months and a balloon payment of approximately $561,000 at the end of sixty (60) months with interest at 7.1%. On May 6, 2009, the Company renegotiated the note and entered into a 10 year note expiring May 6, 2019, in the amount of $611,471 with interest at 7.1%, payable monthly in 119 payments of $5,530 with a balloon payment of approximately $255,400 on May 6, 2019.

Future minimum principle payments under the mortgage note are as follows at December 31, 2009:

2010	$ 25,129
2011	26,973
2012	28,951
2013	31,075
2014	33,354
Thereafter	429,020
	$ 574,502

During the year ended December 31, 2009, the Company paid $43,162 in interest on the mortgage note and $3,240 on other items.

7. INCOME TAXES

The Company had approximately $169,000 in loss carryforward at January 1, 2009 for both federal and state tax purposes. The Company has applied its net profit for the year ended December 31, 2009 to the net loss carryforward available and the loss carryforward has been reduced to approximately $85,000 at December 31, 2009, which is available for future tax years through 2020. Consequently, the Company

7. INCOME TAXES (continued)

had no federal and state income tax obligation for the year ended December 31, 2009. As of December 31, 2009 no deferred tax asset remains.

8. CONTRACTUAL COMMITMENTS

The Company has an agreement with the Clearing Broker that requires a cash security deposit of $35,000 be maintained at all times with the Clearing Broker during the term of the agreement and any renewals thereof. The Clearing Broker has a right to charge the security deposit for any customer obligations the Clearing Broker may accrue against the Company. The balance of the cash security deposit was $35,000 at December 31, 2009. The Agreement also calls for minimum monthly clearing charges of $2,000.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Broker. The Clearing Broker is responsible for collection of and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Broker may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Broker.

The Company had three investment advisors that transact business through the Company for the year ended December 31, 2009, which accounted for approximately 18.6% of the revenue of the Company.

10. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($81,142) at December 31, 2009 or $5,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2009, the net capital, as computed, was $302,110. The Company had excess net capital of $296,698 over it minimum requirement of $5,412.

At December 31, 2009 the percentage of aggregate indebtedness to net capital was 27% versus an allowable percentage of 1500%.

11. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2009 FOCUS IIA, and the computation shown on the attached Computation of Net Capital pursuant to SEC Rule 15c3-1 agree.

12. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2010, the date the financial statements were available to be issued.

TRADE-PMR, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Computation of basic net capital requirements:

Total stockholders' equity qualified for net capital	$	645,473
Deduction:		
Non-allowable assets:		
Receivable from clearing brokers		16,325
Note receivable		4,163
Other assets		24,275
Property and equipment, net		295,899
Total non-allowable assets		340,662
Net capital before haircuts and securities positions		304,811
Haircuts:		
Other securities		2,701
Net capital		302,110
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness ($5,412)		
Minimum dollar net capital requirement for this broker-dealer		
Net capital requirement (greater of above two requirements)		5,412
Net capital in excess of required minimum	$	296,698
Excess net capital at 1000%	$	293,996

Reconciliation:

Net capital, per page 9-10 of the December 31, 2009, unaudited Focus Report, as filed	$	302,682
Miscellaneous audit adjustment		(572)
Net capital, per December 31, 2009, audited report, as filed.	$	302,110

The accompanying notes are an integral part of these financial statements..

TRADE-PMR, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	56,013
Mortgage payable less long-term portion ($549,373)		25,129
Total aggregate indebtedness included in Statement of Financial Condition	$	81,142
Percentage of aggregate indebtedness to net capital		26.9%

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2009

Trade-PMR, Inc.. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. Trade-PMR, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Shareholders
Trade-PMR, Inc.

In planning and performing our audit of the financial statements of Trade PMR, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keishley, Schrad, Retoff, P.A.

February 22, 2010

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholders
Trade-PMR, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation ("Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period April 1, 2009 to December 31, 2009, which were agreed to by Trade-PMR, Inc. and the Securities and Exchange Commission, the Financial Industry Regulatory, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Trade-PMR, Inc.'s compliance with the applicable instructions of Form SIPC-7T. Trade-PMR, Inc.'s management is responsible for Trade-PMR, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with cash disbursement entries recorded in the general ledger and bank account reconciliations for the year ended December 31, 2009, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 with the amounts reported on SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and the related schedules and working papers (Focus Reports and General Ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Lashley, Seland & Rotroff, P.A.

February 22, 2010

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051390 FINRA DEC
TRADE-PMR INC 12*12
PO BOX 358230
GAINESVILLE FL 32835-8230

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,077
   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (737)
   7/29/09
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 3,340
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 3,340
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 3,340
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Trade PMR, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of February, 20 10.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 2,343,024

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 16,676

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 639,234

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Banking Revenue — 20,649

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 35,346

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — 35,346

Total deductions — 711,905

2d. SIPC Net Operating Revenues — $ 1,631,119

2e. General Assessment @ .0025 — $ 4,077

(to page 1 but not less than $150 minimum)